Exhibit 6.6

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated July 20, 2018 (the “Effective Date”), is among Bayou Road Investments, Inc., a Delaware corporation (“Purchaser”), and Principal Solar, Inc. Inc., a Delaware corporation (the “Company”). Each of Purchaser and the Company are sometimes referred to individually as a “Party” or collectively as the “Parties.”

WHEREAS, the Company’s Board of Directors has (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement providing for the issuance and sale to the Purchaser of 6,274,879 shares of the Company’s Common Stock, par value $0.01 per share (the “Company Common Stock”) which represents a fifty-one percent (51%) ownership interest in the Company Common Stock on a fully diluted basis (the “Purchased Shares”) upon the terms and subject to the conditions set forth in this Agreement and (b) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations in this Agreement, and the consummation of the all of the transactions contemplated hereunder (the “Transactions”) upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, The Board of Directors of Purchaser has (a) declared it advisable to enter into this Agreement and (b) approved the execution and delivery of this Agreement, the performance of its respective covenants and other obligations under this Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in this Agreement.

NOW THEREFORE, the Parties agree as follows:

1.	DEFINITIONS & INTERPRETATIONS

1.1.	Certain Definitions, For all purposes of this Agreement, the following capitalized terms have the following respective meanings:

1.1.1.	“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

1.1.2.	“Business Day” means each day that is not a Saturday, Sunday, or a U.S. federal holiday.

1.1.3.	“Bylaws” means the bylaws of the Company in effect as of the Effective Date.

1.1.4.	“Charter” means the Certificate of Incorporation of the Company, as amended and in effect as of the Effective Date.

1.1.5.	“Company Options” means any outstanding options to purchase shares of Company Common Stock.

1.1.6	“Company Stockholders” means the holders of shares of Company’s Common Stock.

1.1.7.	“Dollars” are references to U.S. dollars.

1.1.8.	“DGCL” means the General Corporation Law of the State of Delaware.

1.1.9.	“Governmental Authority” means any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission of any governmental authority or other governmental authority or instrumentality.

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1.1.10.	“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person; (b) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property, equipment and software; (c) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person; or (d) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

1.1.11.	“Knowledge” of a Person, with respect to any matter in question, means, (a) with respect to the Company, the actual knowledge as of the date of this Agreement of Michael Gorton, the Company’s sole officer and director, and (b) with respect to Purchaser, the actual knowledge of K. Bryce Toussaint.

1.1.12.	“Law” means any statute, law (including common law), ordinance, rule, or regulation.

1.1.13.	“Legal Proceeding” means any claim, action, charge, lawsuit, litigation or other similarly formal legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

1.1.14.	“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature.

1.1.15.	“Material Contract” means (a) any contract with liabilities that have been recorded in the Company Provided Balance Sheet, and (b) any contracts related to the Legacy Merger Liabilities and the Arowana Litigation;

1.1.16.	“Permitted Lien” means any of the following: (a) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings; (b) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar Liens or security interests that are not yet due or that are being contested in good faith and by appropriate proceedings; pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; or (c) any other Liens that are not material, do not secure a liquidated amount, and have been incurred or suffered in the ordinary course of business.

1.1.17.	“Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

1.1.18.	“Subsidiary” of any Person means any corporation, partnership or limited liability company in which such Person or one or more other subsidiaries of such Person or such Person and one or more other subsidiaries of such Person, directly or indirectly, has at least a majority ownership or the power to direct the policies, management and affairs thereof (including by contract).

1.1.19.	“Tax” means any federal, state, local or foreign income, gross receipts, capital stock, franchise, profits, withholding, social security, payroll, employment, unemployment, disability, license, severance, alternative minimum, estimated or other tax, custom, tariff, impost, levy, duty, fee or other like assessment or charge of any kind imposed by a Governmental Authority, together with all interest, penalties and additions imposed with respect to such amounts.

1.1.20.	“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, any amended Tax return and any other document filed or required to be filed with any Governmental Authority relating to Taxes.

1.2.	Joint Drafting, The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement. Accordingly, they waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

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2.	THE CLOSING

2.1	Closing, The “Closing” of the transactions contemplated by this Agreement will be deemed to occur at 9:00 a.m., Central Daylight Time, on the Effective Date, which shall also be referred to herein as the “Closing Date”.

2.2	Purchaser Assumed Liabilities, The value provided by the Purchaser in consideration of the Company’s issuance of the Purchased Shares shall be the Purchaser’s assumption of the following liabilities of the Company (the “Purchaser Assumed Liabilities”): (a) all liabilities as set forth in the Company Provided Balance Sheet, (b) any liabilities or obligations for the Arowana Litigation, and (c) approximately One Million and Four Thousand Dollars ($1,004,000) in potential liabilities associated with an Exchange Agreement entered into by and between Kupper Parker Communications, Inc. (“KPC”) and Principal Solar, Inc., a Texas corporation (“PSI-Texas”) dated March 7, 2011. Upon completion of the transactions contemplated by the Exchange Agreement PSI-Texas was merged into KPC on March 11, 2011, and KPC’s name was changed to “Principal Solar, Inc.” The Company’s potential liabilities relating to the Exchange Agreement shall be referred to hereafter as the Company’s “Legacy Merger Liabilities”.

3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to Purchaser as follows:

3.1.	Organization; Good Standing, The Company (a) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties and assets owned or leased or the nature of its activities make such qualification necessary. The Company has made available to Purchaser true, correct and complete copies of the Charter and the Bylaws. The Company is not in violation of the Charter or the Bylaws.

3.2.	Corporate Power; Enforceability, The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) to consummate the transactions hereunder. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery of this Agreement by the Company and (ii) the performance by the Company of its covenants and obligations hereunder. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (x) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (y) is subject to general principles of equity.

3.3.	Company Board Approval, The Company Board has (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement upon the terms and subject to the conditions set forth in this Agreement and (b) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations in this Agreement upon the terms and conditions set forth in this Agreement.

3.4.	Requested Information, (a) The Company has provided the following information requested by the Purchaser to permit Purchaser to conduct its due diligence investigation of the Company (the “Purchaser Due Diligence Inquiry”): (i) the Company’s unaudited balance sheet dated as of December 31, 2017(the “Company Provided Balance Sheet”); (ii) the Company’s Tax Returns for its last five fiscal years; (iii) the Company’s latest stockholder records showing the Company Stockholders of Record as of December 31, 2017; and (b) the Company will provide any additional materials as requested by the Purchaser in writing prior to June 30, 2018 (the “Requested Information”). The Requested Information provided by the Company is or will be true, correct, and accurate as of the date indicated for such Requested Information, and will remain true, correct and accurate as of the Closing Date subject to the Company’s notification of any material change to the Requested Information prior to the Closing Date.

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3.5.	Non-Contravention, The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder do not (a) violate or conflict with any provision of the Charter or the Bylaws or the equivalent organizational or governing documents of any Subsidiary of the Company; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the loss of any benefit under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract; (c) violate or conflict with any Law applicable to the Company or by which any of its properties or assets are bound; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company.

3.6.	Requisite Governmental Approvals, No Consent, authorization of, filing or registration with, or notification to any Governmental Authority is required on the part of the Company in connection with the (a) execution and delivery of this Agreement by the Company or (b) performance by the Company of its covenants and obligations pursuant to this Agreement; except (i) such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business and (ii) such other Consents the failure of which to obtain would not have or be reasonably expected to have a material adverse effect on the Company.

3.7.	Company Capitalization, Capital Stock. As of December 31, 2017, the authorized capital stock of the Company consisted of (i) Fifteen Million (15,000,000) authorized shares of Company Common Stock; and (ii) Two Million (2,000,000) authorized shares of Company preferred stock, 500,000 shares of which have been designated as Series A Preferred Stock. As of the Effective Date, (A) 5,611,463 shares of Company Common Stock were issued and outstanding; (B) no shares of Company preferred stock were issued and outstanding; and (C) the Company has reserved 366,808 shares of Company Common Stock for issuance pursuant to Company Options and 50,534 shares of Company Common Stock for issuance upon the exercise of warrants.

3.8.	Subsidiaries, The Company has no Subsidiaries as of the Effective Date.

3.9.	Indebtedness, The Company Provided Balance Sheet sets forth a true, correct and complete accounting of all outstanding Indebtedness of the Company as of the Effective Date.

3.10.	Material Contracts, The Company has no outstanding obligations under Material Contracts other than (a) as disclosed in the Company Provided Balance Sheet, (b) relates to the Legacy Merger Liabilities, and (c) relates to the Arowana Litigation.

3.11.	Real Property, The Company does not own, nor does it possess any leasehold interest in, any real property.

3.12.	Tax Matters, Except as would not be material, the Company and each of its Subsidiaries have (a) timely filed (taking into account valid extensions) all material Tax Returns required to be filed by any of them; and (b) paid, or have reserved for the payment of, all material Taxes that are required to be paid. All material Tax Returns filed by the Company and each of its Subsidiaries before the Closing Date are accurate and complete in all material respects.

3.13.	Legal Proceedings, Other than the case against the Company in the 29th Judicial District Court, Dallas County Texas, No. DC-17-15407 by Arowana International Ltd. (the “Arowana Litigation”), there are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or, as of the date of this Agreement, against any present or former officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such.

3.14.	No Other Representations and Warranties. Other than as expressly set forth in this Agreement, the Company does not make, nor has made, nor has any director, officer, representative, agent, or Affiliate made, any representation or warranty to Purchaser, or its respective Subsidiaries in connection with this Agreement, nor is Purchaser relying on any additional representation or warranty in determining to enter into this Agreement and the other transactions contemplated under this Agreement.

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4.	REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser hereby represent and warrant to the Company as follows:

4.1.	Organization; Good Standing,

4.1.1.	Good Standing. Purchaser (a) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL and (b) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

4.1.2.	Organizational Documents. Purchaser has made available to the Company true, correct and complete copies of the certificate of incorporation and bylaws of Purchaser, each as amended to date. Purchaser is not in violation of its certificate of incorporation or bylaws.

4.2.	Corporate Power; Enforceability, Purchaser has the requisite power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its respective covenants and obligations hereunder have been duly authorized by all necessary action on the part of Purchaser and no additional actions on the part of Purchaser are necessary to authorize (i) the execution and delivery of this Agreement by Purchaser or (ii) the performance by Purchaser of its respective covenants and obligations hereunder. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforceability (x) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (y) is subject to general principles of equity.

4.3.	Non-Contravention, The execution and delivery of this Agreement by Purchaser and the performance by Purchaser of its covenants and obligations hereunder do not (a) violate or conflict with any provision of the certificate of incorporation or bylaws of Purchaser; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Purchaser is a party or by which Purchaser or any of its properties or assets may be bound; or (c) assuming all requisite Company consents, approvals and authorizations have been obtained, violate or conflict with any Law applicable to Purchaser or by which any of their properties or assets are bound.

4.4.	Requisite Governmental Approvals, No Consent of any Governmental Authority is required on the part of Purchaser or any of their Affiliates in connection with the (a) execution and delivery of this Agreement by Purchaser and (b) performance by Purchaser of its covenants and obligations pursuant to this Agreement except (i) such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business or (ii) such other Consents the failure of which to obtain would not, individually or in the aggregate, have a material adverse effect on the Company after the Closing Date.

4.5.	Brokers, Except for financial advisors and investment bankers whose fees and expenses shall be borne solely by Purchaser, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Purchaser or any of their Affiliates who is entitled to any financial advisor, investment banking, brokerage, finder’s or other fee or commission in connection with the consummation of the transactions contemplated hereunder.

4.6.	No Other Representations and Warranties, Other than as expressly set forth in this Agreement, Purchaser makes, nor has made, nor has any director, officer, representative, agent, or Affiliate of Purchaser made, any representation or warranty to the Company in connection with this Agreement, nor is the Company relying on any additional representation or warranty in determining to enter into this Agreement and to consummate the transactions contemplated under this Agreement.

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5.	COVENANTS

5.1.	Cooperation Regarding Legacy Liabilities, The Company will take commercially reasonable steps to negotiate and settle, on Purchaser’s behalf, any Legacy Merger Liabilities; provided, that the Company must obtain the Purchaser’s prior written approval before entering into any formal written agreement for the settlement of the Legacy Merger Liabilities.

5.2.	The Company Investment in Wastewater Environmental Technologies, LLC, The Company holds an investment in Wastewater Environmental Technologies, Inc. (“WET”). For the period of time beginning after the Closing Date and extending for twenty four (24) months, should WET declare any dividends, pay any distributions, enter into any equity redemptions, or engage in a liquidity event, then any assets distributed to the Company as a result thereof shall be promptly distributed to all stockholders of the Company, pro rata.

5.3.	Directors’ and Officers’ Exculpation, Indemnification and Insurance, During the period commencing at the Closing Date and ending on the sixth anniversary thereof, the Purchaser will indemnify and hold harmless, to the fullest extent permitted by applicable Law or pursuant to any indemnification agreements with the Company in effect as of the Closing Date, each of the Company’s respective current or former directors, officers, or employees (each an “Indemnified Person”) from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to or at the Closing Date as well as any actions taken by the Company or Purchaser with respect thereto. Notwithstanding the foregoing, if, at any time prior to the sixth anniversary of the Closing Date, any Indemnified Person delivers to Purchaser a written notice asserting a claim for indemnification pursuant to this Section, then the claim asserted in such notice will survive the sixth anniversary of the Closing Date until such claim is fully and finally resolved. In the event of any such Legal Proceeding, (1) the Purchaser will have the right to control the defense thereof after the Closing Date (it being understood that, by electing to control the defense thereof, the Purchaser will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto); (2) the Indemnified Persons will be entitled to retain their own counsel selected by them (the fees and expenses of which will be paid by the Purchaser); (3) upon receipt of an undertaking by or on behalf of such Indemnified Person to repay any amount if it is ultimately determined by a court of appropriate jurisdiction after exhausting all appeals that such Indemnified Person is not entitled to indemnification, the Purchaser will advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding, whether or not the Purchaser elects to control the defense of any such Legal Proceeding; and (4) no Indemnified Person will be liable for any settlement of such Legal Proceeding effected without his or her prior written consent (unless such settlement relates only to monetary damages for which the Purchaser is entirely responsible). Notwithstanding anything to the contrary in this Agreement, none of Purchaser or any of its respective Affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding.

5.4.	Resignations, The Company shall have delivered to Purchaser resignations executed by each director and officer of the Company, effective immediately prior to the Closing Date.

6.	GENERAL PROVISIONS

6.1.	Survival of Representations, Warranties and Covenants, The representations, warranties and covenants of the Company, Purchaser, contained in this Agreement will terminate at the Closing Date, except that any covenants that by their terms survive the Closing Date will survive the Closing Date in accordance with their respective terms.

6.2.	Notices, All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (a) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (c) immediately upon delivery by hand, in each case to the intended recipient as set forth below:

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If to Purchaser:

Bayou Road Investments, Inc.

100 Crescent Court, Suite 700

Dallas, Texas 75201

Attn: K. Bryce Toussaint, Chief Executive Officer

If to the Company Prior to the Closing Date

Principal Solar, Inc.

2332 Lady Cornwall

Lewisville, TX 75056

Attn: Michael Gorton, Chief Executive Officer

If to any Officer or Director of the Company After the Closing Date:

Faust Law Group, PLLC

103 Forestview Road

Lake Dallas, Texas 75065

Attn: Quentin Collin Faust, Esq.

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address through a notice given in accordance with this Section 8.2,

6.3.	Assignment, No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties.

6.4.	Entire Agreement, This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

6.5.	Amendment; Waiver, Subject to applicable Law and the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Purchaser and the Company (pursuant to authorized action by the Company Board (or a committee thereof). At any time and from time to time prior to the Closing Date, any Party may, to the extent legally allowed and except as otherwise set forth in this Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party in this Agreement; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

6.6.	Fees and Expenses. All fees and expenses incurred in connection with this Agreement will be paid by the Purchaser; provided, however, that the first four thousand dollars ($4,000) of legal fees incurred by Faust Law Group, PLLC in connection with this Agreement and the transactions contemplated thereunder, will be borne by the Company. Specifically, the Purchaser will pay or cause to be paid all (a) transfer, stamp and documentary Taxes or fees; and (b) sales, use, gains, real property transfer and other similar Taxes or fees, in each case arising out of or in connection with the Closing. The Purchaser will submit payment of all expenses that Purchaser is obligated to provide under this Section 8.6 at the earlier of (x) the Closing Date or (y) the date that is five (5) business days after the termination of this Agreement under the provisions of Section 7, regardless whether Purchaser or the Company initiated such termination.

6.7.	Third Party Beneficiaries, This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder,).

6.8.	Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

6.9.	Remedies, Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement or by applicable Law on such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

6.10.	Governing Law; Venue, This Agreement is governed by and construed in accordance with the Laws of the State of Texas, without regard to its provisions regarding choice of law. The exclusive venue for any dispute under this Agreement or any agreement ancillary to this Agreement shall be the state and federal courts located in Dallas County, Texas.

6.11.	Waiver of Jury Trial, EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT.

6.12.	Counterparts, This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

[Signature page follows.]

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the Effective Date.

THE COMPANY:

PRINCIPAL SOLAR, INC.

By: /s/ Michael Gordon
Michael Gorton, Chief Executive Officer

PARENT:

BAYOU ROAD INVESTMENTS, INC.

By: /s/ K. Bryce Toussaint
K. Bryce Toussaint, Chief Executive Officer

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